FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                04 May 2006


                               File no. 0-17630


                              Directorate Change


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be
part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.



Enclosure: 'Directorate Change'




CRH plc

-----------------------


CRH plc advises that Mr. Tony O'Brien retired from the Board at the conclusion of the Annual General Meeting on Wednesday, 3rd May 2006.


Enquiries:

Contact

Angela Malone

Company Secretary

Ph.: +353 1 6344 340


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:  04 May 2006

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director